Exhibit 99.1

Innoviz Technologies Appoints Yoav Har-Even to Board of Directors

Former President & CEO of Rafael Advanced Defense Systems and Retired IDF Major General Appointed to Advance Innoviz's Growing Momentum in Defense and Security Markets

TEL AVIV, Israel, July 6, 2026 /PRNewswire/ -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the "Company" or "Innoviz"), a leading supplier of high-performance, automotive-grade LiDAR sensor platforms, today announced the appointment of Maj. Gen. (Ret.) Yoav Har-Even to its Board of Directors, reinforcing the Company's strategic commitment to the defense and security markets.

Maj. Gen. (Ret.) Yoav Har-Even served as President and Chief Executive Officer of Rafael Advanced Defense Systems Ltd. from 2016 to 2024, guiding the company through a period of significant growth and international expansion and overseeing the development of some of Israel's most advanced defense technologies, including the Iron Dome, David's Sling, and Trophy Active Protection systems. Prior to Rafael, he had a distinguished career in the Israel Defense Forces, attaining the rank of Major General and serving as Head of the Operations Directorate. He is currently Chairman of the Board of Sindiana Technologies Ltd. and an Advisory Board Member of Ondas Holdings Inc.

"We are thrilled to welcome Yoav to the Innoviz Board of Directors," said Omer Keilaf, CEO and Founder of Innoviz Technologies. "Yoav's career at the helm of Rafael and at the highest levels of the IDF gives him a uniquely authoritative perspective on the needs of defense and security customers globally. His deep expertise in autonomous systems, advanced technology, and international defense business development will be invaluable as we continue to build on our momentum in defense and security."

"Yoav's appointment comes at a pivotal moment for Innoviz," said Amichai Steimberg, Chairman of the Board of Innoviz Technologies. "The defense and security markets represent a significant and growing opportunity for the Company, and having someone of Yoav's stature and experience guiding us at the board level is a meaningful strategic advantage. The Board believes that his appointment will accelerate Innoviz's ability to capitalize on this opportunity."

"Innoviz has built a truly differentiated sensing platform with proven performance in the most demanding environments," said Mr. Har-Even. "The qualities that have made Innoviz a trusted supplier to leading automotive manufacturers translate directly to the needs of defense and security organizations. I look forward to working closely with Omer and the Board to help Innoviz capitalize on the substantial opportunities ahead."

The Company also announced that on July 3, 2026, James Sheridan tendered his resignation as a director of Innoviz effective immediately. Mr. Sheridan was appointed as a director by Perception Capital Partners in April 2021 pursuant to its appointment right under Innoviz’s Articles of Association. Perception's director appointment right expired in April 2026. The Company thanks Mr. Sheridan for his service and wishes him well in his future endeavors.

About Innoviz

Innoviz is a leading provider of LiDAR technology, serving as a Tier-1 supplier to the world's leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world's roads.

Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Innoviz's LiDAR sensors are designed to deliver exceptional range, resolution, and reliability, providing accurate 3D sensing in harsh weather conditions. Operating across the U.S., Europe, and Asia, Innoviz designs solutions for automotive OEMs, system integrators, municipalities, commercial enterprises, and other use cases worldwide. InnovizSMART is an off-the-shelf solution for security, defense and homeland security, intelligent traffic management, mobility, robotics, and aerial applications.

For more information, visit https://innoviz.tech/

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Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services and products offered by Innoviz, the anticipated technological capability of Innoviz's products, and the markets in which Innoviz operates. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, Innoviz’s ability to successfully enter the defense and security markets, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to achieve broader market adoption of Innoviz's products and solutions, the ability to maintain and scale initial deployments into long-term commercial relationships, the ability of preliminary arrangements, including evaluation engagements and letters of intent, to result in definitive supply, development, or commercial agreements on expected terms and volumes, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of geopolitical developments in the Middle East including the evolving conflict in Israel on our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on March 4, 2026, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.